SABINE PRODUCTION PARTNERS, LP
512 Main Street, Suite 1200
Fort Worth, Texas 76102
December 12, 2005
VIA FACSIMILE (202) 772-9368
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mellissa Duru

Re:	Registration Statement on Form S-4 (File No. 333-127203)
Sabine Production Partners, LP
Ladies and Gentlemen:
     On behalf of Sabine Production Partners, LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 2:00 p.m., Washington, D.C. time, on Monday, December 12, 2005, or as soon thereafter as practicable. The Partnership hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Partnership may not assert staff comments or the staff’s declaration of the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Partnership or any person under the federal securities laws of the United States.
     This request has also been transmitted via EDGAR.

Very truly yours, SABINE PRODUCTION PARTNERS, LP
By:	Sabine Production Management, LLC, its
sole general partner

By:	Sabine Production Operating, LLC, its
manager

By:	/s/ Gerald W. Haddock
Gerald W. Haddock
Chairman